The Landrum Company

801 East Broadway

Columbia, Missouri 65201

August 15, 2016

VIA EDGAR AND E-MAIL

The United States Securities Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christian Windsor, Special Counsel
Joshua Dilk, Staff Attorney

Re:	The Landrum Company
Proxy Statement/Offering Circular on Form 1-A
File No. 024-10574

Dear Messrs. Windsor and Dilk:

On behalf of The Landrum Company (the “Company”), I respectfully request that the qualification date of the proxy statement/offering circular (the “PS/OC”) on Form 1-A of the Company be accelerated and that the PS/OC be declared qualified August 16, 2016 at Noon Eastern Time, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely yours,

/s/ Stephen E. Guthrie
Stephen E. Guthrie